IHO-Agro International Inc.

3101 Portofino Point, Unit 04

Coconut Creek, FL 33066

July 16, 2015

VIA EDGAR

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re: IHO-Agro International Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 9, 2015

File No. 333-203056

Dear Ms. Ransom:

We are in receipt of your comment letter dated July 14, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Exhibit 5.1

1. We note your response to comment 9. Because the shares underlying the warrants are not yet issued, please have counsel add an opinion that, once the warrants are exercised, the shares underlying the warrants will be legally issued, fully paid, and non-assessable.

RESPONSE: We respectfully submit to the Staff that we have provided a revised legal opinion which states that once the warrants are exercised, the shares underlying the warrants will be legally issued, fully paid and non-assessable.

IHO-Agro International Inc.

July 16, 2015

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

IHO-Agro International Inc.

By:	/s/ Ioan Hossu

Name: Ioan Hossu

Title: Chief Executive Officer and Chairman of the Board